UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                                   In the Matter of                                    :
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                     ENTERGY GULF STATES, INC.                    :        CERTIFICATE PURSUANT TO
                                                                                               :                          RULE 24
                                   File No. 70-10158                               :
                                                                                               :
             (Public Utility Holding Company Act of 1935)             :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 29, 2003.

In accordance with the terms of an Underwriting Agreement (the "Underwriting Agreement") dated June 12, 2005, between the Company and Calyon Securities (USA) Inc. and Credit Suisse First Boston LLC, as representatives of the several underwriters listed therein (the "Underwriters"), the Company issued and sold on July 19, 2005, by negotiated public offering, to the Underwriters $100,000,000 principal amount of its First Mortgage Bonds, 5.12% Series due August 1, 2010 (the "Bonds"), issued pursuant to the Seventy-first Supplemental Indenture (the "Seventy-first Supplemental Indenture") to the Mortgage and Deed of Trust, as supplemented, of the Company. The proceeds of such sale will be used to repay at maturity $98 million in principal amount of the Company's First Mortgage Bonds, 6.77% Series due August 1, 2005, and to repay funds that were borrowed by the Company under an intra-company borrowing arrangement among the Company and certain of its affiliates.

Attached hereto are:

Exhibit A-3(v) -     Conformed copy of the Seventy-first Supplemental Indenture.

Exhibit A-4(v) -     Conformed copy of the Bonds.

Exhibit B(v) -         Conformed copy of the Underwriting Agreement.

Exhibit C(v) -         Copy of the Prospectus being used in connection with the sale of the Bonds
                              (previously filed in Registration No. 333-109923 and incorporated herein by reference).

Exhibit F(v) -         Post-effective opinion of Dawn A. Abuso, Senior Counsel - Corporate and
                             Securities of Entergy Services, Inc., counsel to the Company.

IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 21st day of July, 2005.

ENTERGY GULF STATES, INC.

By:/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer